UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 11, 2014, entitled "Review of financial reporting for Statoil’s 2012 annual report completed".

Review of financial reporting for Statoil’s 2012 annual report completed

Finanstilsynet (The Financial Supervisory Authority of Norway) has completed a periodic review of the consolidated financial statements of Statoil ASA (OSE:STL, NYSE:STO) for 2012.

The review has covered selected areas of Statoil’s financial reporting for 2012. Finanstilsynet has identified three issues where it considers Statoil’s practice not to be in accordance with International Financial Reporting Standards (IFRS).

Statoil’s view is that the company’s practice has been in line with IFRS. Having considered the three issues, Statoil has nevertheless decided to adapt its future practices in line with Finanstilsynet’s view for two of the issues, as Statoil considers Finanstilsynet’s view also to reflect an acceptable solution. Statoil will appeal the third issue to the Ministry of Finance. Both the current auditor (KPMG), and the auditor in the period up to and including 2011 (EY), concurred with Statoil’s assessments as part of their audits of the financial statements.

The changes following from Finanstilsynet’s evaluation of the two issues that Statoil is taking note of, will be reflected in the accounts for 2013. These relate to the calculation of value in use estimates applied for impairment purposes and the definition of cash generating units.

Statoil has assessed the impact of the two issues on its previously published financial statements in accordance with IAS 8, and has concluded that the issues in sum are not material for the historical periods in question. Finanstilsynet’s conclusions regarding these issues will consequently not result in any changes to previously published accounts.

The two issues for which Statoil will adopt Finanstilsynet’s interpretation are:

The use of reliability intervals in impairment tests. There is an inherent uncertainty related to several parameters that determine the valuation of Statoil’s assets. In order to ensure an objective and systematic practice, Statoil has, in line with economic valuation theory, applied a reliability interval in connection with impairment tests. Finanstilsynet is of the opinion that this practice is not in accordance with IFRS. As a consequence, Statoil has discontinued this approach to valuation.

Identification of a cash generating units relating to onshore activities in the US. Unconventional oil and gas resources often cover an extensive geographical area. A principal question is therefore if, and when, it is required to divide such resources into smaller cash generating units for impairment testing purposes. The dialogue between Finanstilsynet and Statoil has focused on the Marcellus play in the US. Statoil has treated Marcellus as one cash generating unit, in line with established industry practice, and reflecting the early phase of development for the areas in question. Finanstilsynet is of the opinion that Marcellus should be split into more than one cash generating unit, and Statoil has changed its accounting approach in this matter.

The third issue relates to the timing of provision for a contract for import capacity for LNG to the US. The evaluation of the precise timing of the provision has been complex, and Statoil has discussed this matter thoroughly with its auditors (KPMG and EY) in order to ensure correct treatment in the historical periods in question. The provision was reflected in the financial statements in the first quarter of 2013. Finanstilsynet believes it should have been recognised in an earlier period. Statoil will file an appeal with the Ministry of Finance for this part of Finanstilsynet’s decision. Statoil will also request a stay. Statoil’s equity as of 2013 will not be impacted by the outcome of the appeal. If the appeal is not successful, Statoil’s net income for 2013 will be improved with a corresponding negative impact in previous periods.

In its dialogue with Finanstilsynet, Statoil has described the thorough and professional assessments on which the company has based its practice. Common to all three issues is the fact that they relate to the valuation of non-financial assets. This is an area that requires deep insight and knowledge of the business and the markets, and depends upon professional judgement in the accounting assessments.

Statoil’s dialogue with Finanstilsynet has raised several questions of principle importance. Statoil has emphasised that from a company perspective it is desirable to have the greatest possible degree of harmonisation between the accounting standard in question, industry practice, and the regulations applicable in the markets where the operations take place.

Finanstilsynet has also recommended that Statoil present its business area Development & Production North America as a separate segment in its future financial reporting. Statoil has concluded to continue its current practice where the company’s international upstream activity is aggregated into one segment.

Further information from:

Press: Jannik Lindbæk jr,
tel: +47 97755622

Investor relations:
Lars Valdresbråten,
tel: +47 40281789

Gudmund Hartveit,
tel: +47 97159536

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 11, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer